October 31, 2005

VIA EDGAR AND FACSIMILE

Mr. George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

RE:	MidAmerican Energy Holdings Company
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 1, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No. 1-14881
MidAmerican Funding LLC
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 28, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No. 333-90553
MidAmerican Energy Company
Form 10-K for Fiscal Year Ended December 31, 2004
Filed February 28, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
File No. 333-15387

Dear Mr. Ohsiek:

This correspondence is being filed in response to the additional comment received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2005 (the “Comment”) with respect to MidAmerican Energy Holdings Company (“MEHC” or the “Company”), MidAmerican Funding LLC (“Funding”) and MidAmerican Energy Company (“MidAmerican Energy”) and their respective Forms 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) and their respective Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005 (the “Form 10-Q”). The numbering below corresponds to the numbering of the Comment, which has been incorporated into this response letter in italics.

MidAmerican Energy Holdings Company

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies, page 63

1.	Please refer to comment 4 in our letter dated September 13, 2005 and address the following additional comments:

Comment - We note the capacity fees associated with the Upper Mahiao and Mahanagdong Projects are subject to semi-annual adjustments pursuant to changes in contractually specified price indices. Please tell us and revise to disclose the contractually specified price indices on which the adjustments are based. Also explain your consideration of whether this provision in the contracts represents an embedded derivative requiring separation from the host contract, as contemplated in paragraph 12 of SFAS 133.

Response: The capacity fees associated with the Upper Mahiao and Mahanagdong Projects are subject to semi-annual adjustment based on movements in the Producer Price Index (line 63) of the United States country table of the International Financial Statistics published by the International Monetary Fund.

Paragraph 12 of SFAS 133 provides that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument only if all of three specified criteria are met. The first criterion to be met is whether the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of SFAS 133. Paragraph 61(j) of Appendix A states that inflation-indexed adjustments for the use of leased assets are considered to be clearly and closely related to the economic characteristics of the host contract. Consequently, the inflation-related derivative embedded in an inflation-indexed lease contract would not be separated from the host contract. As the capacity fees are adjusted based upon a Producer Price Index, which is a measure of inflation, the Company determined that neither the Upper Mahiao nor the Mahanagdong Projects’ contracts contain an embedded derivative requiring separation from the host contract as contemplated in paragraph 12 of SFAS 133.

The combined operating revenue of the Philippine Projects represented only 4.7%, 5.5%, and 6.8% of MEHC’s consolidated operating revenue for the years ended December 31, 2004, 2003, and 2002, respectively, as detailed in Note 23, “Segment Information” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. The Company respectfully acknowledges the comment and, in future annual filings, proposes updating its revenue recognition policy as follows (see Exhibit A for the complete disclosure):

“Leyte Projects’ primary source of revenue is from capacity fees recognized on a straight-line basis over the cooperation periods and subject to semi-annual adjustment pursuant to changes in the United States producer price index.”

Comment - Explain in more detail how you determined to classify the Leyte and Casecnan projects/leases as operating, as opposed to sales-type leases. In particular, based on your reference to paragraph 8 of SFAS 13, we assume you concluded the leases do not represent real estate leases. Please tell us how you made this determination and, in this regard, whether you own the land underlying the facilities.

Response: Although the Company does not own the land underlying the Leyte Projects’ nor the Casecnan Project’s (collectively, the “Philippine Projects”) facilities, the respective agreements are real estate leases as they involve real property as defined in paragraph 1 of SFAS 98. Furthermore, ownership of the individual Philippine Projects will be separately transferred, as single units, to its respective customer (the Philippine National Oil Company-Energy Development Corporation (“PNOC-EDC”) for the Leyte Projects and the Philippine National Irrigation Administration (“NIA”) for the Casecnan Project) at the end of the applicable cooperation period. The Leyte Projects have 10-year cooperation periods and the Casecnan Project has a 20-year cooperation period. Accordingly, criteria (a) of paragraph 7 of SFAS 13 was met.

Pursuant to paragraph 6(b)(i) of SFAS 13 (as amended by paragraph 22.c. of SFAS 98), a lease involving real estate is to be classified as a sales-type lease only if it meets the criterion in paragraph 7(a), in which case the criteria in paragraph 8 do not apply. However, the fair values of the respective facilities were equal to their costs or carrying amounts at the inception of the respective project agreements and did not contain an element of manufacturer’s or dealer’s profit to the Company, and therefore, the project agreements could not be classified as sales-type leases and the criteria in paragraph 8 needed to be evaluated as required by paragraph 22(l)(ii) of SFAS 98. As more fully described in response to comment 4 in our letter dated September 27, 2005, the Company concluded, based upon the circumstances at the inception of the agreement, that the minimum lease payments were not reasonably predictable. Therefore, the criteria (a) of paragraph 8 were not met. This conclusion was based upon a number of factors including the dependence upon a single customer, the lack of operating history, the existence of significant operating uncertainties, and the existence of political, economic and other uncertainties associated with the Philippines. In the Company’s judgment, these circumstances, along with the length of the agreements (the Leyte Projects have 10-year cooperation periods and the Casecnan Project has a 20-year cooperation period) created “significant uncertainty” regarding the lease payments being reasonably predictable.

The Company respectfully acknowledges the comment and, for the reasons discussed above, believes the project agreements of the Philippine Projects are properly classified as operating leases pursuant to the guidance set forth in paragraphs 6-8 of SFAS 13.

Comment - Given that you classified the projects/leases as operating leases due to “significant uncertainty” regarding the collectibility/realizability of revenues, please tell us why you believe it is appropriate to record revenues under these projects/leases prior to collection. Refer, for example, to SAB Topic 13.A.1., which indicates that revenues are not considered realizable until collectibility is “reasonably assured.” To help us understand the inception to date difference between revenues recorded and amounts collected from your customers, please tell us the amount of billed and unbilled receivables under these particular contracts/leases, as well as the amount of any related reserves.

Response: As more fully described in response to comment 4 in our letter dated September 27, 2005, the Company concluded, based upon the circumstances at the inception of the project agreements, that the minimum lease payments were not reasonably predictable. Therefore, the capital lease conditions were not met. This conclusion was based upon a number of factors including the dependence upon a single customer, the lack of operating history, the existence of significant operating uncertainties, and the existence of political, economic and other uncertainties associated with the Philippines. In the Company’s judgment, these circumstances, along with the length of the project agreements (the Leyte Projects have 10-year cooperation periods and the Casecnan Project has a 20-year cooperation period) created “significant uncertainty” regarding the lease payments being reasonably predictable.

In contrast, monthly billings for energy and water delivered are made to the Leyte Projects’ customer, PNOC-EDC, and the Casecnan Project’s customer, NIA, with payment terms of 30 days. The Company monitors the collections of amounts billed for energy and water delivered pursuant to the respective project agreements and provides an allowance for doubtful accounts as necessary. Therefore, the uncertainty that existed at the inception of the respective project agreements relative to collectibility of future payments (given the Leyte Projects have 10-year cooperation periods and the Casecnan Project has a 20-year cooperation period) is significantly reduced relative to billed amounts that are due within 30 days. Except for the amounts disputed by the PNOC-EDC and NIA, as more fully described in our September 27, 2005 letter, the amounts due for energy and water delivered have been paid timely by PNOC-EDC and NIA. Combined bad debt expense was $0.0 million, $10.0 million, and $11.5 million for the years ended December 31, 2004, 2003, and 2002, respectively, at the Philippine Projects. The bad debt expense recognized in the years ended December 31, 2003 and 2002 resulted from NIA disputing certain contractual elements of the water delivery fee. The dispute was resolved in October 2003 with the execution of a supplemental agreement which clarified such contractual elements. As of December 31, 2004, the combined billed receivables outstanding, unbilled receivables outstanding, and the amount of related reserves recorded at the Philippine Projects were $45.5 million, $0.0 million and $0.8 million, respectively. As of December 31, 2003, the combined billed receivables outstanding, unbilled receivables outstanding, and the amount of related reserves recorded at the Philippine Projects were $48.3 million, $0.0 million and $2.0 million, respectively.

Revenue under the agreements has been recognized only in circumstances where the Company believed collection of billed amounts was reasonably assured pursuant to ARB 43, Chapter 1A, paragraph 1. However, as discussed in paragraph 22 of SFAS 5, conditions under which receivables exist usually involve some degree of uncertainty about their collectibility, in which case a contingency exists. Accordingly, in circumstances where the Company determined that it was probable that it would be unable to collect all amounts outstanding due to the existence of disputes or other circumstances, an allowance for doubtful accounts was recognized.

The Company respectfully acknowledges the comment and, for the reasons discussed above, believes it is appropriate to record revenues from the project agreements of the Philippine Projects prior to collection.

Comment - Expand your proposed revenue recognition disclosure to explain why the Leyte and Casecnan projects/leases are classified as operating leases, despite the fact that ownership of the facilities under lease transfers to the customer at the end of the respective cooperation periods.

Response: The Company respectfully acknowledges the comment and in future annual filings proposes to disclose in its revenue recognition policy note that the project agreements were classified as operating leases due to the significant uncertainties that existed at the inception of the leases regarding both the collection of future amounts and the amount of unreimbursable costs yet to be incurred as follows (see Exhibit A for the complete disclosure):

“The project agreements were classified as operating leases due to significant uncertainties that existed at the inception of the leases regarding both the collection of future amounts and the amount of unreimbursable costs yet to be incurred mainly due to the existence of political, economic and other uncertainties associated with the Philippines.”

Comment - Expand your proposed revenue recognition disclosure to clarify that revenues for the Casecnan Project are recorded as billed rather than on a straight line basis. Also disclose why your method deviates from the straight line method that is generally prescribed by SFAS 13.

Response: The Company respectfully acknowledges the comment, but the Company has determined that the quantitative impact of the deviation from the straight-line method that is generally prescribed by SFAS 13 is not material. The Casecnan Project’s total water delivery fees represented only 0.7%, 1.1%, and 1.4% of MEHC’s consolidated operating revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Paragraph 12 of APB 22 states, in part, “accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the determination of financial position, changes in financial position, or results in operations.” As highlighted by the ratio of the water delivery fees to MEHC’s consolidated operating revenue, the Company believes that the proposed revenue recognition policy as updated in Exhibit A is appropriate. Additionally, Note 23, “Segment Information” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, highlights for the reader the relative materiality of the CalEnergy Generation-Foreign segment demonstrating that the combined operating revenue of the Philippine Projects represented only 4.7%, 5.5%, and 6.8% of MEHC’s consolidated operating revenue for the years ended December 31, 2004, 2003, and 2002, respectively.

Comment - Revise your proposed revenue recognition disclosure to clarify how you applied EITF 00-21 to the lease and non-lease (service contract) components of the arrangements. In this regard, reference is made to your proposed disclosure that “[t]he project agreements are accounted for as arrangements that contain both an operating lease and a service contract to operate the projects.”

Response: In the absence of a pure service contract upon which to base the fair value of the non-lease (service contract) component of the arrangement, the Company estimated the fair value by applying a reasonable profit margin to the cost of the estimated services being provided. The amounts allocated to the lease were then allocated first to executory costs based upon the fair values of the executory costs with the residual determined to be operating lease rentals. Based upon this methodology, the service cost component represented only 0.4%, 0.3%, and 0.3% of MEHC’s consolidated operating revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Additionally, the combined operating revenue of the Philippine Projects represented only 4.7%, 5.5%, and 6.8% of MEHC’s consolidated operating revenue for the years ended December 31, 2004, 2003, and 2002, respectively. Paragraph 12 of APB 22 states, in part, “accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the determination of financial position, changes in financial position, or results in operations.” The Company’s proposal to update its revenue recognition policy in the response to comment 4 in our letter dated September 27, 2005 described that the “project agreements are accounted for as arrangements that contain both an operating lease and a services contract” (see Exhibit A for the complete disclosure). This language was added simply to inform the reader that the Company had considered the provisions of EITF 00-21. The Company respectfully acknowledges the comment, but believes, given the amounts allocated to the service component are quantitatively insignificant, that no additional disclosure is necessary.

Comment - Revise your MD&A to discuss in a reasonable amount of detail the uncertainties surrounding collections under these projects/leases, including the reasonably likely effects on your results of operations and financial condition on non-performance by your customer(s).

Response: The Company respectfully acknowledges the comment and proposes including disclosure similar to the paragraph below in MD&A in its future quarterly and annual filings:

“The PNOC-EDC’s and NIA’s obligations under the project agreements are substantially denominated in U.S. Dollars and are the Leyte Projects’ and Casecnan Project’s sole source of operating revenue. Because of the dependence on a single customer, any material failure of the customer to fulfill its obligations under the project agreements and any material failure of the Republic of the Philippines to fulfill its obligation under the performance undertaking would significantly impair the ability to meet existing and future obligations, including obligations pertaining to the outstanding project debt.”

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 515.281.2905.

Sincerely,

/s/ Patrick J. Goodman
Patrick J. Goodman
Senior Vice President and Chief Financial Officer

EXHIBIT A

MidAmerican Energy Holdings Company - Notes to Financial Statements

2.	Summary of Significant Accounting Policies

For the Leyte Projects and the Casecnan Project, the Company invoices PNOC-EDC and NIA on a monthly basis for the delivery of electricity and water pursuant to the provisions of their respective project agreements. The project agreements are accounted for as arrangements that contain both an operating lease and a service contract to operate the projects. The project agreements were classified as operating leases due to significant uncertainties that existed at the inception of the leases regarding both the collection of future amounts and the amount of unreimbursable costs yet to be incurred mainly due to the existence of political, economic and other uncertainties associated with the Philippines. The Leyte Projects’ primary source of revenue is from capacity fees recognized on a straight-line basis over the cooperation periods and subject to semi-annual adjustment pursuant to changes in the United States producer price index.

Additionally, for the Casecnan Project, the annual water delivery revenue is recorded on the basis of the contractual minimum guaranteed water delivery threshold for the respective contract year. If and when actual cumulative deliveries within a contract year exceed the minimum threshold, additional revenue is recognized and calculated as the product of the water deliveries in excess of the minimum threshold and the applicable unit price up to the maximum contractually allowed water delivery volume. The Company defers revenue recognition on the difference between the actual water delivery fees earned and water delivery fees invoiced pursuant to the project agreement. Revenue from electricity consists of guaranteed energy fees, recognized on a straight-line basis over the cooperation period and a variable energy fee. The variable energy fee is recognized when deliveries of energy exceed the guaranteed energy in any contract year.